UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 31, 2022

Park View OZ REIT, Inc

(Exact name of issuer as specified in its charter)

Maryland	85-1631598
State or other jurisdiction of incorporation or organization	(IRS Employer Identification Number)

One Beacon Street, 32nd Floor, Boston, Massachusetts 02108

(Full mailing Address of principal Executive Office)

617-971-8807

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

 Item 9. Other Events

On January 31, 2022, Park View OZ REIT, Inc (the “Company”) send out a letter to its stockholders providing a general corporate update.

The full text of the letter to stockholders is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1	Letter to Shareholders dated January 31, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park View OZ REIT, Inc

By:	/s/Michael Kelley
Michael Kelley, CEO

Date:	April 1, 2022